

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Faheem Hasnain
Chief Executive Officer
Receptos, Inc.
10835 Road to the Cure, Suite 205
San Diego, CA 92121

      Re: Receptos, Inc.
             Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
             Submitted March 29, 2013
             CIK No. 0001463729
             Registration Statement on Form S-1
             Filed April 4, 2013
             File No. 333-187737

Dear Mr. Hasnain:

We have reviewed your amended draft registration statement and subsequently filed registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

Prospectus Summary, page 1
Our Pipeline, page 3

2. Please revise the graphical depiction of your timeline so that the arrows more accurately reflect the clinical stage for each product. We note specifically that RPC1063 for RMS is currently in Phase 2. Please revise the arrow to reflect that. Additionally, since your IND submission for RPC4046 is still pending and not yet assured, it is misleading to depict its status as Phase 2 since it is possible that your IND will not be accepted. Please revise the arrow to depict the status as preclinical since the Phase 1 AbbVie study and related IND did not relate specifically to EoE.

3. On page 5 you state that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. Please clarify your disclosure by providing for comparison the clinical trials that would be required in a non-accelerated case.

4. We note your response to our prior comment 11. Please provide to us supplementally any materials memorializing your discussions with the FDA that provide the basis for your conclusion regarding future clinical studies that may be required. Alternatively, please advise us further regarding your specific discussions with the FDA that provide the basis for such conclusion.

5. We note your response to our prior comment 9. Please revise your disclosure to state that all research regarding GPCR-based therapy for Type-2 Diabetes is preclinical and neither you nor your collaborators have filed an IND for a drug to treat Type-2 Diabetes.

Our Strategy, page 6

6. Expand your disclosure in the final bullet point on page 6 titled "Mitigate development risk with validated mechanisms of action and use of biomarkers" to include balancing disclosure that briefly states that third-party clinical data and results that you rely on to validate mechanisms of action may be inaccurate or unreliable and may cause your conclusions and assumptions to be wrong.

Risks Relating to Our Business, page 7

7. We note the additional risk factor added on page 31 in response to our prior comment 12. Please include a summary of this risk as a bulleted item in the risk factors noted in your prospectus summary.

Summary Consolidated Financial Data, page 11

8. Please tell us why you have not included the conversion of the Series B preferred stock issued on February 19, 2013 and March 27, 2013 into common stock in your pro forma net loss per share calculation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 72

9. Please refer to your response to comment 16. It appears that you do not maintain research and development costs by project. Please address the following:

- Disclose this fact and explain why management does not maintain and evaluate research and development costs by project.
- Disclose other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on material projects.
- Disclose how you manage your research and development expenses and provide a corresponding quantitative discussion for each period presented.

Business, page 88

IBD – Forward Development, page 110

10. We note your response to our prior comment 11. In light of the fact that you have not requested an SPA, please expand your disclosure to discuss the extent to which you and potential investors may rely on the representations by the FDA regarding your planned trials and future development of RPC1063 and note the risk that the FDA is not bound by this representation. Please add similar disclosure to your discussion of the TOUCHSTONE trial on page 5.

Notes to the Consolidated Financial Statements
Note 1. The Business and Summary of Significant Accounting Policies
Net Loss Per Share, page F-12

11. Please provide us with a reconciliation of your weighted-average shares used to compute basic and diluted net loss per share to your shares issued and outstanding for both periods presented

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3615 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mike Hird, Esq.
        Pillsbury Winthrop Shaw Pittman LLP